Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260976

Registration No. 333-264085

Prospectus Supplement No. 10

(to Prospectus dated April 5, 2023)

Prospectus Supplement No. 10

(to Prospectus dated April 5, 2023)

WeWork Inc.

760,765,488 Shares of Class A Common Stock

7,773,333 Warrants to Purchase Class A Common Stock

This prospectus supplement is a supplement to the prospectus dated April 5, 2023, which forms a part of our Registration Statement on Form S-1 (File No. 333-260976) (as supplemented to date, the “First Prospectus”), and the prospectus dated April 5, 2023, which forms a part of our Registration Statement on Form S-1 (File No. 333-264085) (as supplemented to date, the “Second Prospectus” and, together with the First Prospectus, the “Prospectuses”). This prospectus supplement is not a new registration of securities but is being filed solely to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement. The First Prospectus, together with this prospectus supplement, relate to (1) the issuance by us of up to 117,438,299 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, consisting of the public warrants and the private placement warrants (each as defined in the First Prospectus); and (2) the offer and sale, from time to time, by the selling securityholders identified in the First Prospectus or their permitted transferees, of up to 642,774,807 shares of Class A Common Stock (including shares underlying warrants). The Second Prospectus, together with this prospectus supplement, relate to the offer and sale, from time to time, by the selling securityholders identified in the Second Prospectus or their permitted transferees, of up to 552,382 shares of Class A Common Stock (including shares underlying warrants) and up to 7,773,333 private placement warrants.

Our Class A Common Stock and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “WE” and “WE WS,” respectively. On May 15, 2023, the closing price of our Class A common stock was $0.38 per share, and the closing price of our warrants was $0.03 per share.

Investing in our securities involves risks. See “Risk Factors” in the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is

May 16, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2023

WEWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

75 Rockefeller Center, 10th Floor New York, NY	10019
(Address of principal executive offices)	(Zip Code)

(646) 389-3922

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange
Class A Common Stock Purchase Rights	—	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On May 10, 2023, Sandeep Mathrani notified WeWork Inc. (the “Company”) of his intention to resign from his position as Chief Executive Officer (“CEO”) of the Company and as Chairman and a member of the Company’s Board of Directors (the “Board”), in each case, effective May 26, 2023. The resignation is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies or practices. Mr. Mathrani did not serve on any committee of the Board.

On May 16, 2023, the Board appointed David Tolley as the Company’s interim CEO and Daniel Hurwitz as Chairman of the Board, in each case, effective May 26, 2023. Mr. Hurwitz will be leading a special committee to search for a permanent CEO.

Mr. Tolley has been a member of the Board, and was previously a member of the Company’s Nominating and Corporate Governance Committee (the “NCG Committee”), since February 2023. He brings over 25 years of experience creating and executing strategies that increase corporate valuation, cash flow, and revenue. He most recently served as Chief Financial Officer at Intelsat S.A. from 2019 to 2022. Over the course of his career, Mr. Tolley has also served as Chief Financial Officer of OneWeb from 2017 to 2018, was a private equity partner at Blackstone from 2000 to 2011, where he focused on investments in the communications and media industries, and prior to that was Vice President in the Investment Banking Division of Morgan Stanley. He currently serves on the Board of Directors of DigitalBridge and KVH Industries. He holds a Master of Business Administration from Columbia Business School and a Bachelor of Arts in Economics and History from the University of Michigan.

In order to comply with New York Stock Exchange (the “NYSE”) rules, the Board appointed Mr. Hurwtiz to the Company’s NCG Committee to replace Mr. Tolley effective May 26, 2023. Mr. Tolley will not receive any compensation for his service on the Board following his appointment as CEO, and does not have a family relationship with any of the officers or directors of the Company, or any person nominated or chosen by the Company to become a director or executive officer of the Company. There are no related party transactions with regard to Mr. Tolley reportable under Item 404(a) of Regulation S-K.

In connection with his appointment to interim CEO, the Board approved a compensation package for Mr. Tolley comprised of (A) base salary at a monthly rate of $229,166.67 over his six-month term, (B) a discretionary target bonus of $1,500,000, and (C) a grant of restricted stock units with a nominal value of $500,000 that will vest at the end of his six-month term.

Item 7.01	Regulation FD Disclosure.

On May 16, 2023, the Company issued a press release announcing the resignation of Mr. Mathrani from his position as CEO, a director and Chairman of the Board, and the appointment of Mr. Tolley as interim CEO and Mr. Hurwitz as Chairman of the Board. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by WeWork Inc. on May 16, 2023.

104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

WEWORK INC.

	By:	/s/ Pam Swidler
Date: May 16, 2023	Name:	Pam Swidler
	Title:	Chief Legal Officer

Exhibit 99.1

WeWork Announces CEO Transition

WeWork Board Member David Tolley to serve as Interim Chief Executive Officer

Chairman and CEO Sandeep Mathrani to step down effective May 26th

Company Reaffirms Q2 2023 Guidance

NEW YORK – BUSINESS WIRE – May 16, 2023 – WeWork Inc. (NYSE: WE) (“WeWork” or the “Company”), the leading global flexible space provider, today announced that Sandeep Mathrani will be stepping down as Chairman, CEO and as a director of WeWork effective May 26th. Current WeWork Board member David Tolley has been appointed as interim CEO and will work alongside WeWork’s President and Chief Operating Officer Anthony Yazbeck. Lead Independent Director Daniel Hurwitz will now serve as Chairman of the Board and lead a special committee to search for a permanent CEO.

Since joining WeWork as CEO in February 2020, Mathrani has led the Company through a historic transformation. Under Mathrani’s leadership, in the face of a global pandemic and challenging macroeconomic environment, WeWork has made significant progress in cutting costs, growing revenue across all business segments and establishing additional lines of revenue through new products including WeWork All Access and WeWork Workplace, while also restructuring and strengthening its balance sheet, and optimizing its global real estate portfolio. Highlights of the company’s progress under Mathrani’s leadership include:

•

Right-sized Cost Structure: Since Q4 2019 WeWork has eliminated over $2.3 billion of recurring costs, through reductions in SG&A, optimizing the global real estate portfolio and streamlining operating expenses.

•	Sequential Revenue Growth: While navigating the global pandemic, the Company has consistently grown revenue - reaching $849 million in Q1 2023 from $593 million in Q2 2021.

•

Restructured and Strengthened Balance Sheet: Through its recent debt restructuring the Company significantly deleveraged its capital structure by eliminating $1.2 billion in debt while also enhancing liquidity with over $1 billion in new funding and new and rolled capital commitments.

“It has been a privilege to lead WeWork during a notable transformation. Over the last three years we have restored the brand, grown revenue, right-sized the company, restructured our debt, and developed new product lines. I am grateful to have been able to lead such a resilient group of employees who through it all stepped up to meet and beat every challenge. I am firm in my belief that this is WeWork’s moment,” said Sandeep Mathrani, CEO and Chairman of WeWork. “Having worked with David Tolley over the last several months, I know that his financial acumen and leadership will keep WeWork moving forward as it continues to disrupt and lead the industry.”

“I am tremendously excited to join WeWork’s management team as the company continues to grow and progress towards free cash flow. I am also grateful to Sandeep for his work and insight to ensure this transition is seamless for our members, employees, and other stakeholders. Since joining the Board earlier this year, I have been impressed with the dedication and passion that the WeWork team brings to advancing our mission of empowering tomorrow’s world of work,” said David Tolley, incoming interim CEO and member of WeWork’s Board of Directors.

“We appreciate the tremendous work Sandeep has done for WeWork over the past three years. He successfully steered the company through the depths of the pandemic, introduced new revenue streams, and helped put WeWork on a path to profitability. We wish him all the best in his future endeavors. We are delighted that David will lead WeWork as interim CEO and will work with Daniel and the special committee to identify Sandeep’s permanent successor,” said Alex Clavel, CEO of SoftBank Group International.

“On behalf of the WeWork Board I want to thank Sandeep for his tireless and diligent efforts over the last three years. WeWork continues to move forward in all aspects of the business thanks to his vision, spirit and leadership, “ said Daniel Hurwitz, Chairman of WeWork’s Board of Directors.

The Company also reaffirmed its second quarter guidance provided on May 9, 2023. As stated in the Company’s Q1 2023 earnings press release, WeWork expects its second quarter 2023 revenue to be between $840 million to $865 million and Adjusted EBITDA to be $(10 million) to $15 million. The Company expects its available cash and cash equivalents at the end of the second quarter to be consistent with or slightly better than projections provided with its debt restructuring transactions.

About David Tolley

David Tolley has served as a director of WeWork since early 2023. He brings over 25 years of experience creating and executing strategies that increase corporate valuation, cash flow, and revenue. He most recently served as Chief Financial Officer at Intelsat S.A. from 2019 to 2022. Over the course of his career, Mr. Tolley has also served as Chief Financial Officer of OneWeb, was a private equity partner at Blackstone from 2000 to 2011, where he focused on investments in the communications and media industries, and was Vice President in the Investment Banking Division of Morgan Stanley. He currently serves on the Boards of Directors of DigitalBridge and KVH Industries. He holds a Master of Business Administration from Columbia Business School and a Bachelor of Arts in Economics and History from the University of Michigan.

About WeWork

WeWork Inc. (NYSE: WE) was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since then, we’ve become the leading global flexible space provider committed to delivering technology-driven turnkey solutions, flexible spaces, and community experiences. For more information about WeWork, please visit us at wework.com.

Source: We Work

Category: Investor Relations

Investor Relations:

Kevin Berry

investor@wework.com

Press:

Nicole Sizemore

press@wework.com

Forward-Looking Statements

Certain statements made in this press release may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although WeWork believes the expectations reflected in any forward-looking statement are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to, WeWork’s ability to refinance, extend, restructure or repay outstanding debt; its outstanding indebtedness; its liquidity needs to operate its business and execute its strategy, and related use of cash; its ability to raise capital through equity issuances, asset sales or the incurrence of debt; WeWork’s expectations regarding its ability to continue as a going concern; retail and credit market conditions; higher cost of capital and borrowing costs; impairments; its current and projected liquidity needs; changes in general economic conditions, including as a result of the COVID-19 pandemic and the conflict in Ukraine; WeWork’s expectations regarding its exits of underperforming locations, including the timing of any such exits and our ability to retain our members; delays in customers and prospective customers returning to the office and taking occupancy, or changes in the preferences of customers and prospective customers with respect to remote or hybrid working, as a result of the COVID-19 pandemic leading to a parallel delay, or potentially permanent change, in receiving the corresponding revenue; the impact of foreign exchange rates on WeWork’s financial performance; and WeWork’s inability to implement its business plan or meet or exceed its financial projections. Forward-looking statements speak only as of the date they are made. WeWork discusses these and other risks and uncertainties in its annual and quarterly periodic reports and other documents filed with the U.S. Securities and Exchange Commission. WeWork undertakes no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise, except as required by law.

Use of Non-GAAP Financial Measures and Other Performance Indicators

This press release includes Adjusted EBITDA on a forward-looking basis, which is not presented in accordance with generally accepted accounting principles in the United States (“GAAP”). This financial measure is not a measure of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Therefore, this measure should not be considered in isolation or as an alternative to net loss or other measures of profitability, liquidity or performance under GAAP. You should be aware that WeWork’s presentation of this measure may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. WeWork believes that this non-GAAP measure of financial results on a forward-looking basis provides useful supplemental information to investors about WeWork. WeWork’s management uses forward-looking non-GAAP measures to evaluate WeWork’s projected financials and operating performance. Additionally, to the extent that a forward-looking non-GAAP financial measures is provided, it is presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

Non-GAAP Financial Definition

Adjusted Earnings Before Interest Expense, Income Tax, Depreciation, and Amortization

(“Adjusted EBITDA”).

We supplement our GAAP results by evaluating Adjusted EBITDA, a non-GAAP measure. We define “Adjusted EBITDA” as net loss before income tax (benefit) provision, interest and other (income) expense, net depreciation and amortization, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant legal costs incurred by WeWork in connection with regulatory investigations and litigation regarding WeWork’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, as defined in Note 1 of the Notes to the Consolidated Financial Statements included in our Annual Report for the year ended December 31, 2022, net of any insurance or other recoveries, significant non-ordinary course asset impairment charges and restructuring and other related (gains)/costs.

Preliminary Financial Information

We report our financial results in accordance with U.S. generally accepted accounting principles. All projected financial information and metrics in this press release are preliminary. These estimates are not a comprehensive statement of our financial position and results of operations. There is no assurance that we will achieve our forecasted results within the relevant period or otherwise.